Filed by: Harris Corporation Commission File No. 1-3863 Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: L3 Technologies, Inc. Commission File No. 1-37975 DATE: April 1, 2019 TO: All Harris Employees SUBJECT: Integration Management Office Update #5 Innovating to Stay Ahead My last integration update focused on establishing an innovation powerhouse, and I wanted to build on that theme in this update. I have participated in numerous industry/DoD events in the past month, plus several engagements on the Hill, and the dominant theme across our industry remains the rapid reshaping of customers’ needs. Near-peer adversaries like Russia and China are challenging U.S. technical superiority in the battlespace, and the DoD is looking for ways to stay ahead of this challenge with superior and faster-to-market mission solutions. The multi-domain battlespace demands technologies that are seamlessly interconnected and interoperable. This is not the future – this is now. It is no longer feasible to offer our customers a single product that does a single job. The land, sea, airborne, space and cyber assets of every mission must be purposed from design to deployment to function seamlessly together – using open systems and upgradeable software-defined solutions. Our leadership in the areas of spectrum superiority, actionable intelligence, warfighter effectiveness and safe air travel position us well to provide end-to-end solutions to our customers. This requirement for mission solutions means that the L3Harris of the future needs to itself be inter-connected and interoperable. The ability to seamlessly operate as a unified L3Harris enterprise will accelerate technology innovation so we can invent, build and support multi- domain, scalable solutions for our government and commercial customers. We will build on our strengths with a cohesive and focused operating model. This will include: Focus on innovation: L3Harris will be a company differentiated by innovation. I am confident that the technical talent for this is already in place. Our job as leaders will be to unlock our full potential as L3Harris and make it possible for our engineering talent to think big and interact with each other to turn ideas into solutions. In both companies, some mechanisms already exist – technology roadmaps, idea call events and strong cultures of bottom-up innovation – but we know more is needed. Making the big leaps in innovation that our customers are looking for will require enterprise coordination and an innovation mind-set – not just in engineering but in everything we do.

Informed and fast decision-making: After close, we will put in place decision-making structures that remove friction from development processes without sacrificing engineering rigor and the quality standards that warfighters, aviators, public safety officers and others depend on. We must break down silos and facilitate cross-pollination of ideas and capabilities, so that good ideas move seamlessly through the enterprise. This agile mindset is crucial to our long-term success. Speed to market: The DoD has made it clear that its current acquisition processes are not ideal for all but the largest and most complex investment projects. Our customers urgently need to get technology to the warfighter faster. L3Harris must be able to deliver iterative technological advances into the field faster, with a ready-to-deploy approach using commercial software development techniques and non-traditional manufacturing approaches like additive manufacturing. This means having robust metrics to measure cycle time and our performance against best-in-industry. We need L3Harris to build the muscle for rapidly scaling solutions that are effective, while running short-cycle and long-cycle development side-by-side. Prioritizing R&D: Research and development budgets need to be invested with a unified company strategy in mind. This will require us to look across the company and prioritize investments that align with our strategy and use mechanisms like the CheckPoint review process to calibrate progress. Leveraging talent and ideas: A flatter, interconnected operating structure will facilitate the movement of talent and ideas quickly so that we allocate resources to where our customers need them most, and where the business opportunities are greatest. A unified operating system also has benefits for employees who will be able to build rewarding careers and expand skills as they advance vertically and laterally across the enterprise. None of this can happen in a day, but we must start from Day 1. We have a tremendous opportunity to be our customers’ first choice for mission solutions that protect our nation and keep us ahead of our adversaries. Bill Brown Chairman, President and CEO Stay tuned for my next update … the “One-Company” advantage. Forward-Looking Statements Certain of the matters discussed in this communication are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than historical facts may be forward-looking statements; words such as “may,” “will,” “should,” “likely,” “projects,” “guidance,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” and similar expressions are used to identify forward-looking statements. Such statements are made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Harris and L3 caution investors that these statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond Harris’ and L3’s control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. In addition to factors previously disclosed in Harris’ and L3’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Harris and L3 to terminate the definitive merger agreement between Harris and L3; the outcome of any legal proceedings that may be instituted against Harris, L3, or their respective directors; the risk that the stockholder approvals of Harris or L3 may not be obtained on the expected schedule or at all; the ability to obtain regulatory approvals and satisfy other closing conditions to the merger in a timely manner or at all, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the Harris and L3 businesses or fully realizing anticipated cost savings and other benefits; business disruptions from the proposed merger that may harm Harris’ and L3’s businesses, including current plans and operations; any announcement relating to the proposed transaction could have adverse effects on the ability of Harris or L3 to retain and hire key personnel or maintain relationships with suppliers and customers, including the U.S. government and other governments, or on Harris’ or L3’s operating results and businesses generally; the risk that the announcement of the proposed transaction could have adverse effects on the market price of the common stock of either or both of Harris’ and L3’s common stock and the uncertainty as to the long-term value of the common stock of the combined company following the merger; certain restrictions during the pendency of the merger that may impact Harris’ or L3’s ability to pursue certain business opportunities or strategic transactions; the business, economic and political conditions in the markets in which Harris and L3 operate; and events beyond Harris’ and L3’s control, such as acts of terrorism. The foregoing list of risks and uncertainties that could cause actual results to differ from those described in forward-looking statements is not exhaustive. Further information relating to factors that may impact the parties’ results and forward-looking statements are disclosed in their respective filings with the SEC. These forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither Harris nor L3 undertakes any obligation to update forward-looking statements. For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Harris’ and L3’s most recent reports on Form 10-K for the years ended June 29, 2018 and December 31, 2018, respectively, and any material updates to these factors contained in any of Harris’ and L3’s subsequent and future filings. As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Given these uncertainties, persons receiving this communication should not place any reliance on these forward-looking statements. Important Additional Information and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is made in respect of the proposed merger transaction between L3 Technologies, Inc. ("L3") and Harris Corporation ("Harris" and together with L3, the "parties"), as contemplated by the Agreement and Plan of Merger, dated as of October 12, 2018 (the "merger agreement"), among L3, Harris and a wholly owned merger subsidiary of Harris. In connection with the proposed merger, Harris filed with the SEC on February 14, 2019 an amendment to the registration statement on Form S-4 that was originally filed on December 14, 2018, that includes a joint proxy statement of the parties that also constitutes a prospectus of Harris. The registration statement was declared effective on February 20, 2019, and Harris filed with the SEC the definitive joint proxy statement/prospectus on February 25, 2019. The parties commenced mailing the definitive joint proxy statement/prospectus to their respective stockholders on or about February 25, 2019. The parties also may file with the SEC other relevant documents regarding the proposed transaction. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other documents that either or both of the parties or any of their respective affiliates may file with the SEC or make available to their respective security holders. INVESTORS AND SECURITY HOLDERS OF EACH PARTY AND ITS AFFILIATES ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A copy of the registration statement and the definitive joint proxy statement/prospectus, as well as other filings containing information about the parties, may be obtained free of charge on the SEC's website at www.sec.gov, or from Harris by accessing its website at www.harris.com, or from L3 by accessing its website at www.l3t.com. Participants in Solicitation Harris, L3 and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the parties' respective stockholders in respect of the proposed transaction. Information regarding Harris' directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended June 29, 2018 and its Proxy Statement on Schedule 14A, dated September 6, 2018, which are filed with the SEC. Information regarding L3's directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 26, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction is included in the preliminary joint proxy statement/prospectus and will be included in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Copies of these documents may be obtained free of charge as described in the preceding paragraph.